NO ACT

PE
8-15-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



14008215

DIVISION OF
CORPORATION FINANCE

Received SEC

SEP 10 2014

Washington, DC 20549

September 10, 2014

D. Scott Holley
Bass, Berry & Sims PLC
sholley@bassberry.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 9-10-14

Re: United Natural Foods, Inc.
Incoming letter dated August 15, 2014

Dear Mr. Holley:

This is in response to your letter dated August 15, 2014 concerning the shareholder proposal submitted to United Natural Foods by James McRitchie. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

September 10, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: United Natural Foods, Inc.
Incoming letter dated August 15, 2014

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 15% of the company's outstanding common stock the power to call a special shareowner meeting.

There appears to be some basis for your view that United Natural Foods may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming stockholders' meeting include a proposal sponsored by United Natural Foods to amend United Natural Foods' certificate of incorporation and bylaws to allow stockholders who have maintained a net long position in excess of 25% of United Natural Foods' outstanding common stock for at least one year to call a special meeting of stockholders. You indicate that the proposal and the proposal sponsored by United Natural Foods directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the stockholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if United Natural Foods omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

D. Scott Holley
sholley@bassberry.com
(615) 742-7721

Rule 14a-8(i)(9)

August 15, 2014

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: United Natural Foods, Inc. – 2014 Annual Meeting
Omission of Shareholder Proposal by James McRitchie

Ladies and Gentlemen:

On behalf of United Natural Foods, Inc., a Delaware corporation (the "***Company***"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement (the "***Proposal***") from James McRitchie (the "***Proponent***") for inclusion in the proxy materials (the "***2014 Proxy Materials***") to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "***2014 Annual Meeting***"). The Company intends to omit the Proposal from the 2014 Proxy Materials. We request confirmation that the staff of the Division of Corporation Finance (the "***Staff***") will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from the 2014 Proxy Materials for the reasons discussed below.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being emailed to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2014 Proxy Materials.

Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the Company a copy of any correspondence that the proponent elects to submit to the Securities and Exchange Commission (the "***Commission***") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company.

The Company currently intends to file its definitive 2014 Proxy Materials with the Commission on or about November 6, 2014.

I. The Proposal

The text of the resolution contained in the Proposal states:

Resolved, Shareholders ask our board to take steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common stock the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

A copy of the Proposal and related correspondence with the Proponent is attached hereto as Exhibit A.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company in the 2014 Proxy Materials.

III. Background

The Proponent's Proposal requests that the Company's Board of Directors take steps necessary unilaterally (to the fullest extent permitted by law) to amend the Company's bylaws and each other appropriate governing document to give holders in the aggregate of 15% of the Company's outstanding common stock the power to call a special meeting of the Company's stockholders.

Presently, neither the Company's Amended and Restated Certificate of Incorporation (the "***Certificate of Incorporation***") nor its Amended and Restated Bylaws (the "***Bylaws***") permit the Company's stockholders to call a special meeting of the Company's stockholders. The Nominating and Governance Committee of the Company's Board of Directors has recommended and the Board of Directors has approved the submission to the Company's stockholders for approval at the 2014 Annual Meeting of amendments to the Certificate of Incorporation and Bylaws to permit the Company's stockholders owning in excess of 25% of the Company's outstanding shares of common stock on a net long basis for at least one year prior to the submission of such stockholder's request to call a special meeting of the Company's stockholders (the "***Company Proposal***").

IV. Analysis

The Proposal may be excluded under Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company in the 2014 Proxy Materials.

A stockholder proposal may be excluded under Rule 14a-8(i)(9) if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting". The Commission has stated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." See Exchange Act Release No. 40018, at n. 27 (May 21, 1998). Accordingly, a company may exclude a stockholder-sponsored proposal where it seeks to address a similar right or matter as is covered by a company-sponsored proposal even if the terms of the two proposals are different or conflicting (e.g. the ownership percentage threshold of the shareholder-sponsored proposal is different from the ownership percentage threshold included in the company-sponsored proposal). The Company Proposal seeks to address the same right as the Proponent's Proposal (the right of the Company's stockholders to call a special meeting) but recommends that the percentage of the Company's outstanding shares required to exercise the right be set at 25% rather than the 15% threshold included in the Proponent's Proposal. Moreover, the Company Proposal is expected to require that the stockholders meet the ownership threshold on a net long basis and that the shares be held for at least one year prior to the stockholder submitting a request to call a special meeting. Because the percentage of the Company's outstanding shares necessary to call a special meeting cannot be set at different levels, the Proponent's Proposal conflicts with the Company Proposal. Submitting the Proponent's Proposal and the Company Proposal at the 2014 Annual Meeting would present alternate and conflicting proposals that would likely result in inconsistent and ambiguous results.

The Staff has consistently and recently granted no-action relief under Rule 14a-8(i)(9) where a stockholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a stockholder vote would (i) present alternative and conflicting decisions for stockholders and (ii) create the potential for inconsistent and ambiguous results. *See e.g., Stericycle, Inc.* (March 7, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *Yahoo! Inc.* (March 6, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock to call a special meeting of stockholders); *Verisign, Inc.* (February 24, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of

15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 35% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *Quest Diagnostics Incorporated* (February 19, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *Kansas City Southern* (January 22, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *The Walt Disney Company* (November 6, 2013) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 10% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *Advance Auto Parts, Inc.* (February 8, 2013) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); and *American Tower Corporation* (January 30, 2013) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders).

There are numerous other instances in which the Staff has concurred in the view of a company that it may exclude a stockholder-sponsored proposal seeking the right for stockholders to call a special meeting when the company has sponsored its own proposal for consideration at the same meeting. *See e.g., CF Industries, Inc.* (February 19, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning 25% of the outstanding shares of the company's common stock to call a special meeting of stockholders); *Dover Corporation* (December 5, 2013) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 10% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning 25% of the outstanding shares of the company's common stock to call a special meeting of stockholders); and *AmerisourceBergen Corporation* (November 8, 2013) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 10% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning 25% of the outstanding shares of the company's common stock to call a special meeting of stockholders).

The Company believes that the facts in the present case are substantially similar to those in the above-described cases where no-action relief was afforded the company seeking such relief. In this instance, the Proponent's Proposal requests that the Company's board of directors take unilateral action (to the fullest extent permitted by law) to amend the Company's bylaws and other governing documents to give holders in the aggregate of 15% of the Company's outstanding common stock the power to call a special meeting of stockholders. The Company Proposal will seek approval of the Company's stockholders of amendments to the Company's Certificate of Incorporation and Bylaws that will permit stockholders owning (individually or in the aggregate) 25% or more of the Company's outstanding common stock on a net long basis for at least a year prior to such request to call a special meeting of the Company's stockholders. The Company believes that the inclusion of each of the Proponent's Proposal and the Company Proposal in the 2014 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent and ambiguous results.

V. Conclusion

Based on the foregoing analysis, we respectfully requests that the Staff concur that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2014 Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (615) 742-7721.

Very truly yours,



D. Scott Holley

Enclosures

cc: James McRitchie
John Chevedden
Joseph J. Traficanti (United Natural Foods, Inc.)

13361950.1

EXHIBIT A

From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, June 25, 2014 12:27 AM
To: Joseph J. Traficanti
Cc: Carrie Walker; Holley, Scott
Subject: Rule 14a-8 Proposal (UNFI)``
Attachments: CCE00000.pdf

Mr. Traficanti,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael S. Funk
Chairman of the Board
United Natural Foods, Inc. (UNFI)
313 Iron Horse Way
Providence, RI 02908
Phone: 401 528-8634

Dear Mr. Funk,

I purchased and hold stock in our company because I believed it has unrealized potential. Some of this unrealized potential can be unlocked through low or no cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my delegation to John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act as my agent on my behalf regarding this Rule 14a-8 proposal, and/or modification of it before, during, and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
(PH: *** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



June 19, 2014

James McRitchie — Date

cc: Joseph J. Traficanti <JTraficanti@unfi.com>
Corporate Secretary
PH: 401-528-8634 ext. 32301
FX: 866-537-3724
Carrie Walker <CWalker@unfi.com>
Corporate Assistant Secretary
Scott Holley <sholley@bassberry.com>
General Counsel

[UNFI: Rule 14a-8 Proposal, June 24, 2013]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common stock the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013.

United Natural Foods shareholders showed that they were interested in improving our corporate governance by voting 81% in favor of a simple majority voting standard in our charter and bylaws at our 2013 annual meeting.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance as reported in 2014:

GMI Ratings, an independent investment research firm, said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth.

Our chairman, Michael Funk, was previously our CEO which makes him a non-independent chairman. Plus Mr. Funk had 18-years long tenure which is another factor that challenges his independence. Gail Graham was an inside-related director who was on both our executive pay and nomination committees which should be composed entirely of independent directors. Ann Torre Bates was on our Audit Committee and was potentially overextended by serving on a total of 3 company boards.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*** FISMA & OMB Memorandum M-07-16 ***

From:	olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, June 30, 2014 12:08 PM
To:	Joe Traficanti
Cc:	Carrie Walker
Subject:	Rule 14a-8 Proposal (UNFI) blb
Attachments:	CCE00003.pdf

Mr. Traficanti,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden
cc: James McRitchie



Ameritrade

Post-it® Fax Note 7671	Date 6-30-14 # of pages ▸
To Joseph Traficanti	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 866-537-3724	Fax #

June 30, 2014

James McRitchie &
Myra K Young
*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie & Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that James McRitchie and Myra K Young have continuously held 300 shares of United Natural Foods Inc. (UNFI) common stock in their account at TD Ameritrade since July 6, 2012.

The DTC number for TD Ameritrade's clearing firm is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

William Walker
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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